UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*

                          Microtel International, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)

                                  59514K209
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                                 (CUSIP Number)

                                October 21, 1999

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             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

|_| Rule13d-1(b)
|X| Rule13d-1(c)
|_| Rule13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 59514K209               13G                Page 2 of 10 Pages



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   1     NAME OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Alan S. MacKenzie, Jr.

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a) |_|
                                                            (b) |_|

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   3     SEC USE ONLY

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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

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                           5    SOLE VOTING POWER

       NUMBER OF                931,000 shares of Common Stock.  See
         SHARES                 Item 4.

      BENEFICIALLY         6    SHARED VOTING POWER

        OWNED BY           7    SOLE DISPOSITIVE POWER

        EACH                    931,000 shares of Common Stock.  See
      REPORTING                 Item 4.

      PERSON WITH          8    SHARED DISPOSITIVE POWER


    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          931,000 shares of Common Stock.  See Item 4.

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   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES CERTAIN SHARES*                 |_|

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   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.4 % of shares of Common Stock.  See Item 4,

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   12    TYPE OF REPORTING PERSON*

         IN

CUSIP No. 59514K209               13G                Page 3 of 10 Pages

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   1     NAME OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         David N. Marino

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) |_|
                                                             (b) |_|

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   3     SEC USE ONLY

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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

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                           5    SOLE VOTING POWER

       NUMBER OF                931,000 shares of Common Stock.  See
         SHARES                 Item 4.

      BENEFICIALLY         6    SHARED VOTING POWER

        OWNED BY           7    SOLE DISPOSITIVE POWER

        EACH                    931,000 shares of Common Stock.  See
      REPORTING                 Item 4.

      PERSON WITH          8     SHARED DISPOSITIVE POWER


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   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         931,000 shares of Common Stock.  See Item 4.

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   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES   CERTAIN SHARES*              |_|


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   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.4 % of shares of Common Stock.  See Item 4,

----------------------------------------------------------------------
----------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON*

         IN

CUSIP No. 59514K209               13G                Page 4 of 10 Pages



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   1     NAME OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
         Joel S. Kraut

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   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) |_|
                                                              (b) |_|

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   3     SEC USE ONLY

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   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

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                           5    SOLE VOTING POWER

       NUMBER OF                931,000 shares of Common Stock.  See
         SHARES                 Item 4.

      BENEFICIALLY         6    SHARED VOTING POWER

        OWNED BY           7    SOLE DISPOSITIVE POWER

        EACH                    931,000 shares of Common Stock.  See
      REPORTING                 Item 4.

      PERSON WITH          8     SHARED DISPOSITIVE POWER


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----------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         931,000 shares of Common Stock.  See Item 4.

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   10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
         EXCLUDES

         CERTAIN SHARES*
----------------------------------------------------------------------
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   11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         5.4 % of shares of Common Stock.  See Item 4,

----------------------------------------------------------------------
----------------------------------------------------------------------
   12    TYPE OF REPORTING PERSON*

         IN

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CUSIP No. 59514K209               13G                Page 5 of 10 Pages

ITEM 1(A). NAME OF ISSUER:

           Microtel International, Inc.

ITEM 1(B). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           4290 E. Brickell Street
           Ontario, California  91761

ITEM 2(A). NAME OF PERSON FILING:

           Alan S. MacKenzie, Jr., David N. Marino and Joel S. Kraut

ITEM 2(B). ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           The principal business address of each of Alan S. MacKenzie, Jr., David N. Marino and Joel S. Kraut is:

           c/o Orbit II Partners L.P.
           2 Rector Street
           16th Floor
           New York, New York   10006

ITEM 2(C). CITIZENSHIP:

           Mr. MacKenzie, Mr. Marino and Mr. Kraut are United States citizens.

ITEM 2(D). TITLE OF CLASS OF SECURITIES:

           Common Stock, $.0033 par value per share (the "Common Stock").

ITEM 2(E). CUSIP NUMBER:

           59514K209

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

      (a) |_| Broker or Dealer registered under Section 15 of the Exchange
              Act.
      (b) |_| Bank as defined in section  3(a)(6) of the  Exchange  Act.
      (c) |_| Insurance Company as defined in section 3(a)(19) of the Exchange Act.
      (d) |_| Investment Company registered under section 8 of the Investment Company Act.
      (e) |_| An   investment    advisor   in   accordance   with   Rule
              13d-1(b)(1)(ii)(E);

      (f) |_| An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
      (g) |_| A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

      (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

      (j) |_|  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Rule 13d-1(c), check this  box.|X|

CUSIP No. 59514K209               13G                Page 6 of 10 Pages

ITEM 4.    OWNERSHIP.

      (a)  Amount Beneficially Owned:

           As of October 21, 1999, Orbit II Partners L.P., a limited partnership formed under the laws of the State of Delaware owned 781,000 shares of Common Stock. As of October 21, 1999, OTAF, LLC, a New York limited liability company, owned warrants exercisable to purchase an aggregate of 150,000 shares of Common Stock. Each of Messrs. Mackenzie, Marino and Kraut is a Managing General Partner of Orbit II Partners L.P. and an Administrative Member of OTAF, LLC. Based upon the foregoing, as of October 21, 1999, each of Messrs. MacKenzie, Marino and Kraut beneficially owned 931,000 shares of Common Stock within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

       (b) Percent of Class:

           As of October 21, 1999, each of Messrs. MacKenzie, Marino and Kraut was the beneficial owner of an aggregate of 931,000 shares of Common Stock, which constituted approximately 5.4% of the shares of Common Stock outstanding (based upon 16,987,315 shares of Common Stock outstanding as reported in the Issuer's Form 10-Q for the quarterly period ended June 30, 1999).

       (c) Number of shares as to which such person has:

           (i)Sole power to vote or direct the vote:

              Each of Messrs. MacKenzie, Marino and Kraut had sole power to vote or direct the vote of 931,000 shares of Common Stock. See
              Item 4(a) above.

           (ii) Shared power to vote or direct the vote:

                Not Applicable.

           (iii)Sole power to dispose or to direct the disposition of:

                Each of Messrs. MacKenzie, Marino and Kraut had sole power to dispose or to direct the disposition of 931,000 shares of Common Stock. See Item 4(a) above.

           (iv) Shared power to dispose or to direct the disposition of:

                Not Applicable.

ITEM 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                Not Applicable.

ITEM 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

                Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                Not Applicable.

CUSIP No. 59514K209               13G                Page 7 of 10 Pages

ITEM 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                Not Applicable.

ITEM 9.    NOTICE OF DISSOLUTION OF GROUP.

                Not Applicable.

ITEM 10.   CERTIFICATION

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 59514K209               13G                Page 8 of 10 Pages


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                   OCTOBER 29, 1999
                                               --------------------------------
                                                       (Date)

                                               /S/ ALAN S. MACKENZIE, JR.
                                               --------------------------------
                                                      (Signature)

                                                ALAN S. MACKENZIE, JR
                                               --------------------------------
                                                        (Name)

                                               OCTOBER 29, 1999
                                               --------------------------------
                                                         (Date)

                                                /S/  DAVID N. MARINO
                                               --------------------------------
                                                       (Signature)

                                                      DAVID N. MARINO
                                              ---------------------------------
                                                         (Name)

                                                     OCTOBER 29, 1999
                                               --------------------------------

                                                     /S/ JOEL S. KRAUT
                                               --------------------------------
                                                        (Signature)

                                                      JOEL S. KRAUT
                                              ---------------------------------
                                                          (Name)

CUSIP No. 59514K209               13G                Page 9 of 10 Pages


                                  EXHIBIT INDEX

                                               SEQUENTIALLY NUMBERED PAGE
                                                  ON WHICH EXHIBIT
      EXHIBIT NO.               TITLE:                 BEGINS

          1.            Joint Filing                    10
                        Agreement pursuant to
                        Rule 13d-1(k)(1)
                        under the Securities
                        Exchange Act of 1934,
                        as amended, among
                        Alan S. MacKenzie,
                        Jr., David N. Marino
                        and Joel S. Kraut

CUSIP No. 59514K209               13G                Page 10 of 10 Pages


                                    EXHIBIT 1

      Joint Filing Agreement pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

           Each of the undersigned hereby agrees to be included in the filing of the Schedule 13G dated October 29, 1999 with respect to the issued and outstanding Common Stock of Microtel International, Inc. beneficially owned by each of the undersigned, respectively.


Dated: October 29, 1999

                                     /S/ ALAN S. MACKENZIE, JR.
                                     ---------------------------
                                     Alan S. MacKenzie, Jr.



                                     /S/ DAVID N. MARINO
                                     ---------------------------
                                     David N. Marino



                                     /S/ JOEL S. KRAUT
                                     ------------------------------
                                     Joel S. Kraut